UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Active Power, Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

00504W100

(CUSIP Number of Class of Securities)

(Underlying Ordinary Shares)

John K. Penver

Chief Financial Officer

2128 W. Braker Lane, BK12

Austin, Texas 78758

(512) 836-6464

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Derek L. Willis, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

8911 Capital of Texas Highway

Westech 360, Suite 3350

Austin, Texas 78759

Tel: (512) 338-5400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 1,896,928	$ 58.24***

*	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common stock that are eligible for the offer will be repriced pursuant to this offer. These options have an aggregate value of $1,896,928 as of November 9, 2007, calculated based on a modified Black-Scholes option pricing model.
**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the value of the transaction.
***	Paid previously (see below).

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $58.24	Filing Party: Active Power, Inc.
Form or Registration No.: 005-59961	Date Filed: November 9, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Introductory Statement

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Active Power, Inc., a Delaware corporation (“Active Power” or the “Company”), with the Securities and Exchange Commission on November 9, 2007 relating to the offer by the Company (the “Offer”) to amend certain outstanding options and receive a cash payment as set forth under the Offer to Amend the Exercise Price of Certain Options dated November 9, 2007 (the “Offer to Amend”), which was filed as Exhibit (a)(1)(A) to the Schedule TO and is incorporated herein by reference, and is the final amendment relating to such offer. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Amend.

The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Amend, which, as may be amended or supplemented from time to time, constitutes the Offer, and which was filed as Exhibit (a)(1)(A) to the Schedule TO. This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended by adding the following sentence:

The Offer expired at 5:00 p.m., Central Time, on December 11, 2007. Pursuant to the terms of the Offer, the Company has accepted for amendment options to purchase an aggregate of 835,504 shares of the Company’s common stock. In connection with the surrender of those options for amendment, the Company has amended those options effective immediately following the expiration of the Offer and will issue promises to make cash payments to eligible employees whose options have been amended in the aggregate amount of $29,031.63 in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ACTIVE POWER, INC.

/s/ JOHN K. PENVER
John K. Penver
Chief Financial Officer

Date: December 12, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Amend the Exercise Price of Certain Options, dated November 9, 2007

(a)(1)(B)*	Email to all eligible employees from James Clishem, dated November 9, 2007

(a)(1)(C)*	Election form

(a)(1)(D)*	Email relating to addendum and form of addendum

(a)(1)(E)*	Form of acknowledgment of receipt of documents relating to the offer

(a)(1)(F)*	Form of reminder emails

(a)(1)(G)*	Form amendment(s) to stock option agreements and promise to make cash payment under the 2000 Stock Incentive Plan, as amended and restated

(a)(1)(H)(i)*	Form stock option agreement under Active Power, Inc. 2000 Stock Incentive Plan

(a)(1)(H)(ii)	Active Power, Inc. 2000 Stock Incentive Plan, incorporated by reference to Exhibit 10.2 to Active Power’s Registration Statement on Form S-1 (SEC File No. 333-36946)

(b)	Not applicable

(d)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Previously filed